[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]


December 11, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ellen J. Sazzman, Senior Counsel

Re:      JNLNY Separate Account I
         File Nos.:  333-137485 and 811-08401

Dear Commissioners:

Regarding the filing referenced above, attached is the portion of the prospectus in which the comments conveyed in a telephone call this morning have been implemented. The comments have been italicized for ease of review.

I understand the two comments to be the following:

1. Footnote the Mortality and Expense Risk (M&E) Charge table preamble to note that excess premium will not result in retroactive fee reductions (page 6).

2. Repeat in the CONTRACT CHARGES section language that exists in the ACCESS TO YOUR MONEY section concerning the fact that withdrawals before the end of the sixth Contract month may result in a higher M&E charge (page 14).

If you have any questions, please call me at (517) 367-3835. Thank you.

Sincerely,

ANTHONY L. DOWLING

Anthony L. Dowling

COMMENT 1: FOOTNOTE THE MORTALITY AND EXPENSE RISK (M&E) CHARGE TABLE PREAMBLE TO NOTE THAT EXCESS PREMIUM WILL NOT RESULT IN RETROACTIVE FEE REDUCTIONS (PAGE
6).

THE NEXT TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.


-------------------------------------------------------------------------------------------------------------

                                PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (5)                                                       $35

      Mortality and Expense Risk Charge

               The Mortality and Expense Risk Charge is expressed as an annual percentage of the average daily account value of the Investment
               Divisions and is set initially based upon the breakpoint schedule below using the Aggregate Premium determined at issue. Aggregate
               Premium at issue is equal to the anticipated total premium specified in the Statement of Intention section of the annuity application. If no Statement of Intention is indicated, the Aggregate Premium at issue will equal the initial premium received. THE AGGREGATE PREMIUM WILL BE RE-DETERMINED ONLY AT THE
               END OF THE SIXTH CONTRACT MONTH, WHICH MAY RESULT IN A CHANGE TO
               THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH
               CONTRACT MONTH. At the time the Aggregate Premium is re-determined, the Mortality and Expense Risk Charge will be based on the newly determined Aggregate Premium. (6)

                ------------------------------- ------------- --------------
                      Aggregate Premium          Years 1-7      Years 8+
                ------------------------------- ------------- --------------
                $50,000 to $99,999.99              0.90%          0.30%
                ------------------------------- ------------- --------------
                $100,000 to $249,999.99            0.60%          0.30%
                ------------------------------- ------------- --------------
                $250,000 to $499,999.99            0.35%          0.30%
                ------------------------------- ------------- --------------
                $500,000 to $749,999.99            0.25%          0.25%
                ------------------------------- ------------- --------------
                $750,000 to $999,999.99            0.20%          0.20%
                ------------------------------- ------------- --------------
                $1,000,000+                        0.15%          0.15%
                ------------------------------- ------------- --------------


      Administration Charge (in all years)                                                         0.15%
      -------------------------------------------------------------------------------------------- -------

      -------------------------------------------------------------------------------------------- -------
      Maximum Total Separate Account Annual Expenses for Base Contract for Years 1-7               1.05%
      Maximum Total Separate Account Annual Expenses for Base Contract for Years 8+                0.45%
            AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS
      -------------------------------------------------------------------------------------------- -------

-------------------------------------------------------------------------------------------------------------

..  .  .


(6) Premiums are accepted only during the first six Contract Months. The Aggregate Premium re-determined at the end of the sixth Contract Month is equal to total Premium paid less total partial withdrawals. ANY RESULTING INCREASE OR DECREASE IN THE MORTALITY AND EXPENSE RISK CHARGE ASSESSED AFTER THE SIXTH CONTRACT MONTH WILL NOT BE RETROACTIVE BACK TO THE ISSUE DATE OF THE CONTRACT. THEREFORE, ANY DECREASE IN THE MORTALITY AND EXPENSE RISK CHARGE CAUSED BY THE PAYMENT OF ADDITIONAL PREMIUM SUBSEQUENT TO THE CONTRACT ISSUE DATE WILL BECOME EFFECTIVE ONLY AFTER THE SIXTH CONTRACT MONTH AND WILL NOT BE RETROACTIVE BACK TO THE ISSUE DATE.

        If the Contract Owner dies prior to the end of the sixth Contract Month, there will not be an adjustment to the Mortality and Expense Risk Charge.

3. REPEAT IN THE CONTRACT CHARGES SECTION LANGUAGE THAT EXISTS IN THE ACCESS TO YOUR MONEY SECTION CONCERNING THE FACT THAT WITHDRAWALS BEFORE THE END OF THE SIXTH CONTRACT MONTH MAY RESULT IN A HIGHER M&E CHARGE (PAGE 14).

MORTALITY AND EXPENSE RISK CHARGE.  .  .  .

         Premiums are accepted during the first six Contract Months only. The Aggregate Premium is re-determined at the end of the sixth Contract Month and is equal to total Premium paid less certain partial withdrawals, as discussed below. A WITHDRAWAL BEFORE THE END OF THE SIXTH CONTRACT MONTH COULD AFFECT THE AGGREGATE PREMIUM AS RE-DETERMINED AT THE END OF THE SIXTH CONTRACT MONTH, AND MAY RESULT IN A HIGHER MORTALITY AND EXPENSE RISK CHARGE. For information about withdrawals affecting Aggregate Premium, please see "Access To Your Money" beginning on page 25.